Annual Report
FOR THE YEAR ENDED DECEMBER 31, 2002



GLOBAL
OUTDOORS, INC.
PE
12-31-02
03020540
RECD S.E.C.
MAY 2 8 2003
1086



RODEO ROUND-UP



ANGLER ON TOUR



OUT IN THE COUNTRY



Prospecting America



GOLD PROSPECTORS







PUBLICATIONS GPAA LDMA CAMPGROUNDS ALASKA EXPEDITION


GLOBAL
OUTDOORS, INC.

Global Outdoors, Inc.

43445 Business Park Drive, Suite 113

Temecula, CA 92590

Telephone (909) 699-4749

Fax (909) 699-4062

www.globaloutdoors.com

www.outdoorchannel.com

www.goldprospectors.org

OTC SYMBOL: GLRS

Back Cover - Outdoor Channel NASCAR, Joe Thomas of Team Outdoor Channel Angler, and The Outdoor Channel Motor Moose

TRANSFER AGENT

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 262-0600

10-KSB REPORT

A COPY OF GLOBAL'S FORM 10-KSB REPORT AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2002, MAY BE OBTAINED WITHOUT CHARGE BY ANY SHAREHOLDER UPON WRITTEN REQUEST TO THE SECRETARY AT GLOBAL'S CORPORATE OFFICE

ANNUAL MEETING

THE ANNUAL MEETING OF SHAREHOLDERS OF GLOBAL OUTDOORS, INC.
IS SCHEDULED FOR 10:00 A.M. FRIDAY JUNE 23, 2003
AT THE EMBASSY SUITES HOTEL
29345 RANCHO CALIFORNIA ROAD
TEMECULA, CALIFORNIA 92591

MESSAGE FROM THE PRESIDENT

Fellow Shareholders,

Fiscal 2002 marked a year of remarkable accomplishments for Global Outdoors and the Company s majority-owned cable TV network The Outdoor Channel. In the face of widespread economic and geopolitical uncertainties, Global Outdoors delivered record financial results, supported by major milestone achievements at The Outdoor Channel. These milestones included the initiation of Nielsen Media Research ratings and surpassing the 20 million-subscriber mark as estimated by Nielsen for The Outdoor Channel, driven in part by the launch on DirecTV.

Revenue Trends
(in millions)



$6.7
$9.0
$13.9
$17.2
$21.4
1998
1999
2000
2001
2002
Trips, outings, other
Subscriber fees
Advertising

For the year ended December 31, 2002, total revenues increased 24 percent to $21.4 million from $17.2 million in the prior year. Operating profit margin more than doubled to 21 percent from 10 percent a year ago. Net income advanced 183 percent to $2.3 million, or $0.38 per diluted share, from $810,888, or $0.14 per diluted share, in 2001.

Operating Margins



6.0%
8.8%
15.8%
9.9%
21.4%
1998
1999
2000
2001
2002

These record financial results reflect a banner year for The Outdoor Channel, which produced significant increases in subscriber fees and advertising sales. In 2002, The Outdoor Channel expanded its availability to more than 52 million homes across the country and grew its subscriber base by 55 percent, or 7.3 million cable and DBS subscribers — beginning the year with 13.2 million and ending the year with 20.5 million per Nielsen estimates. Subscriber growth was fueled by a combination of new system launches and existing digital cable growth, with a substantial boost by our launch on DirecTV in October 2002. We credit the vast majority of our new launches and subscriber growth to growing consumer demand for the programming provided by The Outdoor Channel. Subscription revenues rose 58 percent in 2002, totaling $6.0 million, compared with $3.8 million the prior year.

Earning Per Diluted Share



$0.15
$0.35
$0.38
$0.14
$0.38
1998
1999
2000
2001
2002

In April 2002, we took a significant step forward in expanding the prospects of The Outdoor Channel with the initiation of Nielsen Media Research ratings. During the year, we debuted many new original programs on The Outdoor Channel, including *Angler on Tour, American Rifleman, Inside RC* and others, a few of which are featured on the cover of this year s annual report. These programs contributed to strong Nielsen ratings, which have opened the doors to more top-tier advertising agencies and national accounts and clearly have supported our efforts to drive growth in short-form advertising sales. As a result, we achieved a 27 percent increase in advertising revenues to $10.9 million in 2002, compared with $8.6 million a year earlier.

The Outdoor Channel Subscriber Growth
(Cable and DBS Subscribers in Millions)



3.0
5.0
7.8
13.2
20.5
1998
1999
2000
2001
2002

In addition to the growth in subscriber fees and advertising sales at The Outdoor Channel, we believe our results reflect effective target marketing strategies. The Outdoor Channel sponsors the NASCAR Busch Series Grand National race car driven by Tony Raines, who posted 11 top-10 Busch Series finishes in 2002. We also sponsor professional fisherman Joe Thomas, who has been on the Bass Angler's Sportsman's Society tour for 17 years and has qualified for the tour's Masters Classic four times. The Outdoor Channel's "Motor Moose" is another vehicle by which we generate excitement about The Channel's programming at targeted events. These sponsorships and marketing methods expose The Outdoor Channel to millions of American sportsmen and help to drive consumer demand for cable systems to launch our network.

As a result of the growth of The Outdoor Channel, the Company's clubs and trips divisions continued to be a smaller, yet important, component of our revenue base. The Gold Prospectors' Association of America (GPAA) boasts more than 31,000 members and is the largest recreational gold prospecting club in the world. The Company's LDMA national recreational gold prospecting and campground club currently has 7,000 members and owns 14 campgrounds that comprise more than 2,900 acres across America. Supporting the interest of these memberships, our *Gold Prospectors* magazine, with a circulation of 50,000, serves as an additional channel for cross marketing the Company's business segments, including our annual Alaska expedition, which offers unique wilderness and recreational prospecting experiences.

Looking back on 2002, without a doubt we could not have delivered the year's record results without the ongoing dedication and hard work of our employees, the loyalty of our members and viewers, and the continuing support from our shareholders. On behalf of the Board of Directors and the entire management team, we extend our deepest appreciation to all of you.

With a successful year behind us, we are optimistic about our prospects for 2003 and our focus on growing subscriber and advertising revenues, driving operating margin improvements and increasing shareholder value.

Sincerely,



Perry T. Massie
President and Chief Executive Officer

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS

Introductory

The following information includes forward-looking statements. Actual results could differ materially. The statements contained in this report that are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements, without limitation, regarding our expectations, beliefs, intentions or strategies regarding the future. We intend that such forward-looking statements be subject to the safe-harbor provided by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things: (1) expected revenue and earnings growth; (2) estimate regarding the size of target markets; (3) Nielsen Media Research estimates regarding total households and cable and satellite homes subscribing to The Outdoor Channel. These statements are qualified by important factors that could cause our actual results to differ materially from those reflected by the forward-looking statements. Such factors include but are not limited to: (1) market acceptance of our programming and services; (2) our ability to establish and expand direct and indirect distribution channels; (3) competition from a better financed entrant into The Outdoor Channel's niche.

General

Global Outdoors, Inc. (the "Company" or "Global") is the principal owner of The Outdoor Channel, Inc. which owns and operates The Outdoor Channel ("The Outdoor Channel" or "Channel"), the first national television network devoted primarily to traditional outdoor activities, such as hunting, fishing, shooting sports, rodeo, recreational gold prospecting and related life style programming. Launched as a part-time network in June 1993, The Outdoor Channel progressed to a full-time channel in April 1994 and since then has continued to develop its management, programming, distribution and revenue. The Company also owns and operates related businesses which serve the interests of viewers of The Outdoor Channel and other outdoor enthusiasts. These related businesses include: LDMA-AU, Inc. ("Lost Dutchman's"), Gold Prospectors' Association of America, Inc. ("GPAA") and the Trips Division. Lost Dutchman's is a national recreational gold prospecting campground club with approximately 7,000 members and properties in California, Oregon, Nevada, Arizona, Colorado, Georgia, North Carolina and South Carolina. GPAA is the largest recreational gold prospecting club in the world with approximately 32,000 active members. GPAA also sells products and services related to recreational gold prospecting and is the publisher of the Gold Prospectors magazine. The Company's Trips Division sponsors unique recreational prospecting trips to California's Mother Lode area and to the Company's 2,300 acre camp, located 11 miles west of Nome, Alaska. In February 1995, the Company acquired 100% of GPAA. At the time of the acquisition, GPAA in addition to its other interests owned The Outdoor Channel. The Company was incorporated in Alaska on October 22, 1984.

Business Strategy

The Company's principal business strategy is for The Outdoor Channel to establish a position as a leading provider of entertainment programming relating to traditional outdoor activities. As a majority owner of the Channel, one of the goals is for the Company to enhance shareholder value as the Channel grows. Additionally, the Company seeks to leverage the Channel's position as a means to market and sell its products and services. An ancillary business strategy is for the Company to market its products and services outside of the Channel. Key elements of the Company's business strategy are as follows:

Increase The Outdoor Channel's Carriage on Cable Television Systems and Direct Broadcast Satellite Systems: The Outdoor Channel intends to increase its carriage on cable television systems and direct broadcast satellite ("DBS") television systems by continuing to provide quality programming on The Outdoor Channel and by increasing the public's awareness and name recognition of The Outdoor Channel through continuing public relations and marketing efforts targeting cable operators and potential subscribers.

Market and Sell Products and Services to Other Specialty or Niche Markets Through The Outdoor Channel: The Outdoor Channel and the Company intend to utilize The Outdoor Channel to market and sell outdoor-related products to specialty or niche markets including fishing, hunting, recreational gold prospecting and shooting sports. The Company intends to leverage The Outdoor Channel's increased distribution and name recognition to market and sell such products and services to those viewers who identify The Outdoor Channel and related products and services with quality and integrity.

Increase Advertising Revenue and Subscriber Fees Derived From The Outdoor Channel: The Company believes that as the distribution of The Outdoor Channel increases, the Channel will be able to continue to increase its advertising rates and increase subscriber fees from cable and direct broadcast operators.

Market and Sell Products and Services to Other Specialty or Niche Markets Outside The Outdoor Channel: The Company will continue to market and sell outdoor-related products to specialty or niche markets outside of The Outdoor Channel utilizing means such as direct marketing and strategic relationships. In particular, the Company believes that owners of recreational vehicles are potential customers for the Company's clubs.

Explore Strategic Alternatives: The Company will continue to explore strategic alternatives such as an investment from a larger entity in its industry to bolster its growth and enhance value as situations present themselves. The Company has de-emphasized considering strategic alternatives.

The Outdoor Channel

The Outdoor Channel, Inc. ("The Outdoor Channel") was incorporated under the laws of the State of Nevada on December 10, 1990, under the name Gold News Network, Inc., as a wholly owned subsidiary of GPAA. Initially, GPAA produced the "Gold Prospector Show." In early 1993, due to the success of the Gold Prospector Show, GPAA decided to launch a satellite television network. Not wanting to limit the scope of the nascent channel to gold prospecting, it was decided to name the channel, The Outdoor Channel. To reflect the diversity of programming The Outdoor Channel had achieved, in July 1994, the Channel's incorporated name was changed to The Outdoor Network, Inc. In December 1996, the incorporated name was changed to its present name, The Outdoor Channel, Inc.

Since 1999, the Channel has supported itself solely through its own revenues. As of March 28, 2003, the Company owned approximately 84% of the Common Stock of The Outdoor Channel. In the event all outstanding options to purchase Common Stock in the Channel were exercised the Company would own approximately 68% of The Outdoor Channel.

The Outdoor Channel is a premier provider of a full range of quality programming related to traditional outdoor activities and is one of the only television networks whose programming specifically targets the interests and concerns of millions of persons interested in traditional outdoor activities. The Outdoor Channel provides the Company, as well as other advertisers, with a cost effective means to promote goods and services to a large and focused market. In addition, The Outdoor Channel affords cable and DBS operators the opportunity to both attract subscribers from a significant market segment not specifically targeted by other programming services and respond to viewers' demands for more outdoor-related programming.

Distribution and Cable Subscribers

The Outdoor Channel's programming is offered by means of cable and DBS subscriptions. Nielsen Media Research ("Nielsen") estimates that in the United States approximately 73.4 million households have cable television. The two major DBS providers estimate they reach 19 million households. Digital programming services offered by many cable operators has greatly increased the programming capacity for these operators. The Outdoor Channel has received and is continuing to receive launches on these digital services including those provided by Time Warner Cable and Comcast. As of March 1, 2003, The Outdoor Channel is available to approximately 57 million households, of which, the Channel has approximately 21.5 million subscribers according to Nielsen estimates.

The Outdoor Channel transmits all of its programs from its production facility located in Temecula, California by means of a master control room that is linked via fiber optic cable to an earth station transmitting antenna (an "up-link"), which The Outdoor Channel leases under a service agreement. The up-link facility transmits The Outdoor Channel's programming signal over an orbiting PanAmSat Galaxy 10R satellite transponder to cable system head-end receiving antennae and satellite dishes throughout the United States, Canada, and Mexico/Central America. The Outdoor Channel has editing equipment at its production facility which is used to assemble programs that are produced in-house, edit acquired programming and insert advertising spots. The Channel also has a state-of-the-art television studio at its production facility from which some of its in-house programming is produced. The Outdoor Channel, pursuant to an amendment to its lease with PanAmSat has a twelve year term on Galaxy 10R. The Channel's lease with PanAmSat also includes provisions for in-orbit backup of the Channel's signal, when such backup is available. The Company has not contracted for in-orbit backup from PanAmSat. Beginning March 1, 2002, the Channel began transmitting a digital signal of its programming. In the fourth quarter of 2002, the Channel began transmitting an additional west coast digital signal. The signals are being transmitted simultaneously along with its normal analog signal to the same satellite transponder. Management is planning to transition all of its affiliates to the digital signal by the middle of 2003.

The Outdoor Channel is not dependent on one or a few multiple cable system operators ("MSOs") due to the numerous different cable systems carrying The Outdoor Channel. The Outdoor Channel has affiliation agreements with most of the top 100 MSOs. The Company believes that it will be able to enter into more agreements with local operators in the future as a result of increased installation of new cable distribution systems and the expected significant expansion of channel capacity of existing cable systems. This expansion is being greatly assisted by the significant expansion of digital cable whereby operators are able to add more channels to the same bandwidth.

DBS providers, such as EchoStar and DirecTV represent additional potential distribution of The Outdoor Channel. The Outdoor Channel is currently negotiating the renewal of its affiliation agreement with EchoStar which expired in December 2001 EchoStar is paying us on a new rate card and is regular in making payments. The Channel is allowing The Outdoor Channel to be carried on the Dish Network pursuant to an understanding that there will be a renewal of the affiliation agreement. The Channel has an affiliation agreement with DirecTV, which is the largest DBS distributor in the United States. The Outdoor Channel launched on DirecTV on October 1, 2002. Currently the Channel is in negotiations with two significant customers (MSOs) who are out of contract.

The Outdoor Channel receives revenue in the form of subscriber fees from cable and DBS distributors that provide the Channel to their customers. In 2002 those subscriber fees amounted to $6,070,897.

The Outdoor Channel has explored international distribution of its programming. The Outdoor Channel has applied for or received trademarks in various foreign countries including Canada, France, Taiwan, Hong Kong, Australia, New Zealand, Germany and The United Kingdom. The Outdoor Channel has no present agreements for international distribution but will consider opportunities as they become available.

The Company intends to continue its promotional activities, such as attending regional and local cable trade shows and advertising in trade magazines in order to increase cable industry awareness of The Outdoor Channel. In addition, the Channel is also continuing its consumer awareness program whereby it has taken out full-page advertisements in selected magazines with a traditional outdoor focus. The Outdoor Channel also promotes consumer and industry awareness by sponsoring several professional athletes. The Outdoor Channel sponsors Tony Raines in the NASCAR Busch Series and co-sponsors him in the Winston Cup Series. The Outdoor Channel sponsors Joe Thomas on the BassMasters fishing tour and is a signature sponsor of the Championship Bull Riders Association.

Advertising

The Company derived approximately $10.9 million in advertising revenue for the year ended December 31, 2002, from cash sales of advertising time on The Outdoor Channel and publications such as the Gold Prospectors magazine. The Channel has a fixed number of commercial spots that can be sold to advertisers. Currently, there is more demand for the Channel's time than it has available resulting in 100% of the spots being sold. The Company anticipates that it will continue to derive a substantial portion of its revenue from the sale of advertising time and that the rates for advertising time will increase accordingly.

In the spring of 2002, Nielsen started measuring ratings data for the Channel's programming. Nielsen assembles ratings information on the programming of all the major broadcast and cable networks. Prior to having Nielsen ratings The Outdoor Channel did not have industry accepted statistics to show potential advertisers the number of households Channel programs were delivering. The Company believes that with published Nielsen ratings, it will encourage a wider diversity of advertisers to consider advertising on The Outdoor Channel.

In addition, the Company believes that The Outdoor Channel will benefit from the trend in advertising strategies toward greater market segmentation. The Company believes that a significant number of major national advertisers of outdoor-related products and services are dedicating a larger share of their advertising budgets to target the consumer interested in outdoor-related activities, in an effort to increase their share of this large and market. The 2001 National Survey of Fishing, Hunting, and Wildlife conducted by the U.S. Fish & Wildlife Service reported that over 82 million U.S. residents 16 years and older fished, hunted or watched wildlife in 2001 and spent $108 billion in 2001. Therefore, the Company believes that advertisers, including manufacturers and providers of outdoor-related products and services, will increasingly advertise on The Outdoor Channel because it will provide them with a cost effective means to reach a significant number of consumers interested in outdoor-related activities. According to Nielsen's demographic data, The Channel delivers a high concentration of males age 25-54, which is one of the most coveted demographics to the advertising industry.

Advertising time on The Outdoor Channel is marketed and sold by The Outdoor Channel's advertising sales department. The Outdoor Channel also utilizes the services of independent sales representatives.

Programming

The Outdoor Channel's programming is focused on providing entertainment, education, consumer values and a balanced approach to the use of outdoor natural resources. The Outdoor Channel produces its programs with the traditional outdoor enthusiast in mind, often after considering suggestions and recommendations of its viewers. Therefore, The Outdoor Channel believes that its programming, as opposed to its closest competitors' programming, accurately represents the values and interests of the traditional outdoor community.

The Outdoor Channel acquires programs from independent film and television production companies and produces programs utilizing in-house staff and facilities. The Outdoor Channel exhibits the acquired productions pursuant to licensing agreements with suppliers who generally own the copyrights to such programming. Licenses to air acquired programming generally run for a calendar quarter to one year and entitle The Outdoor Channel to show each episode several times. Approximately 90% of the Channel's programming is nationally exclusive to the Channel. Examples of programming acquired from third parties include "Turkey Country," "Bushnell's Secrets of the Hunt," "Snowmobiler TV," and "American Outdoorsman." Approximately 15% of the Channel's programming is owned by the Channel co-produced with third parties or produced in-house, examples of which, include "Out in the Country," "The Outdoor Channel Rodeo Roundup," "Prospecting America," "Inside R/C," "Circle of Honor," "American Rifleman Television," and the "Iditarod" Special. The Outdoor Channel has also established and branded programming blocks such as "Monday Night Fishing," "Tuesday Night Pursuits (i.e. hunting)," and "Wednesday Night Horsepower (i.e. autos and horses)."

In 2003, the Company plans to produce and acquire additional programming for The Outdoor Channel which the Company believes will enable it to obtain greater distribution and increase advertising rates. The Channel currently has eight new original programs in development including "American Handgunner," "American Shotgunner," "Championship Bull Riding" and "Jim Zumbo's Outdoors."

Marketing

In 1998, the Company entered a ten year contract with The Outdoor Channel whereby the Company has the rights to ten hours of programming time and thirty sixty second advertising spots per week. The Company has the option to renew this contract for two five year periods and as of January 2003, has renewed the second five year option on this contract. Because it owns other outdoor related businesses, The Outdoor Channel affords the Company the unique opportunity to market and sell its own outdoor-related products and services. As the Channel continues to achieve greater name recognition and distribution, the Company anticipates that it will be able to increase sales of its products and services, as well as the sale and exclusive distribution of products produced by third parties. However, there can be no assurance that this will be the case. The Company believes this contract is presently beneficial to the Company and a significant asset of the Company.

Outdoor-related products and services currently marketed by the Company on The Outdoor Channel include those of Lost Dutchman's, GPAA and the Trips Division.

The Channel continued its advertising and marketing efforts in 2002 to consumers, potential affiliates, and potential advertisers. Consumer marketing has been concentrated in outdoor publications, outdoor radio shows and at sporting events including the NASCAR Busch Series, Championship Bull Riding, fishing tournaments and booths at outdoor trade shows. These efforts expose the Channel's brand to millions of sportsmen across the country. The Channel has also increased its affiliate marketing staff and budget, targeting cable systems which presently do not carry the Channel. Management of the Channel believes that the combination of the increase in consumer and affiliate marketing has resulted in an increase in subscribers to the Channel. These ongoing marketing efforts will continue in 2003.

Lost Dutchman's

Lost Dutchman's is a national recreational gold prospecting campground club, with campgrounds in California, Oregon, Nevada, Arizona, Colorado, Georgia, North Carolina and South Carolina. Lost Dutchman's currently has approximately 7,000 members. Lost Dutchman's memberships cost up to $5,000 with annual maintenance dues presently set at $120; however, significant discounts are available to those members who purchase memberships at Company sponsored outings or trade shows.

Lost Dutchman's members are entitled to use any of the fourteen campgrounds owned by the Company or by an affiliated organization, pursuant to a mutual use agreement between the Company and such organization. Members are entitled to keep all gold found while prospecting on any of the Company's properties. The Company is committed only to those duties which would be required as an absentee owner of raw land, such as the payment of property taxes. Eight of the properties have a caretaker, the caretaker's job is to provide minor repairs and maintenance such as keeping the weeds down, cleaning bathrooms and other facilities, if any, and generally taking care of the property and the campers. It is worthy of note that in many instances, when a major improvement has been made to a property such as a building, a clubhouse or road, that Lost Dutchman's members have contributed both labor and materials towards its construction so that the Company had lower costs on the project. It is the Company's intention to actively acquire and develop additional recreational properties and to add recreational facilities and improvements at current camps.

In addition to advertising on The Outdoor Channel, the Company markets Lost Dutchman's memberships by advertising at trade conventions and in the Gold Prospectors magazine published by the Company. In addition, the Company targets the 150,000 former and present members of GPAA as well as participants in the Trips Division's expeditions as potential members of Lost Dutchman's.

GPAA

GPAA is the largest recreational gold prospecting club in the world, with approximately 32,000 active members. GPAA publishes an annual Claims Club Membership Mining Guide and quarterly updates that are provided to Claims Club Members. The Membership Guide contains detailed information on several hundred mining claims and leases comprising approximately 100,000 acres that are available to members. Five of the leases have a caretaker, the caretaker's job is to provide minor repairs and maintenance such as keeping the weeds down, cleaning bathrooms and other facilities, if any, and generally taking care of the property and the miners. GPAA also publishes the bi-monthly Gold Prospectors magazine that contains approximately 100 pages of gold prospecting and treasure hunting information and has a distribution of approximately 60,000 copies. GPAA operates gold prospecting trade shows and conventions, from which the Company derives revenue from admissions and booth rentals, and sells recreational gold prospecting-related merchandise.

GPAA's initial memberships cost $79.50. Members are entitled to receive a 14" gold pan, an annual subscription to the Gold Prospectors magazine, an annual subscription to the quarterly Pick & Shovel Gazette, the GPAA Claims Club Membership Mining Guide which currently contains over 500 pages of information and a Claims Club Prospecting Permit as well as related merchandise. Annual renewal membership fees range from $20 to $59.50 plus shipping. The Company markets and advertises GPAA memberships and products on The Outdoor Channel. GPAA also produces the Gold Fever and Prospecting America television shows which air on The Outdoor Channel, as well as, several other selected markets.

The Trips Division

The Trips Division offers unique recreational gold prospecting trips to residents of the United States and Canada. The principal trip offered by the Trips Division is the annual trip to Alaska, the fees for which are up to $1,950 per week and $950 per additional week, including round-trip transportation to Nome, Alaska from Seattle, Washington. The Alaska Trip crew usually arrives in early June with the camp closing in mid August. The Alaskan expedition begins in Nome, Alaska where participants are taken to the Company's 2,300-acre camp on the Cripple River adjacent to the Bering Sea. In 2002, the Alaska trip had approximately 295 participants, and the Company expects that the number of participants will increase in the future due to the Company's increased advertising and marketing efforts on The Outdoor Channel, as well as advertisements in the Gold Prospectors magazine, the Gold Prospectors' Show, Prospecting America, and Gold Fever Show. Current bookings for the 2003 summer season are ahead of bookings for 2002.

The Trips Division also offers the Mother Lode Expedition in September and October. The destination of the Mother Lode Expedition is the heart of the historic Mother Lode area in central California. Participation is generally limited to 20 persons per week with a weekly fee of $950. The Mother Lode Expedition runs three to four weeks depending upon demand. Due to the size of the Mother Lode Expedition camp site, it is not anticipated that this trip will be significantly expanded. As circumstances and opportunities warrant, the Company will consider offering trips to other locations.

Competition

There is intense competition for viewers among companies providing programming services via cable television and through other video delivery systems. There are approximately 120 programming services of which 60 or so are ad-supported, nationally distributed and Nielsen rated. The Outdoor Channel is ad-supported and distributed nationwide by satellite to cable systems. The Outdoor Channel competes for advertising revenues with other national cable programming services, broadcast networks, local over-the-air television stations, broadcast radio and the print media. The Outdoor Channel's closest direct competitors are the Outdoor Life Network and to a lesser extent, The New TNN and ESPN2. The Outdoor Channel believes that while its closest competitor has a similar name there is a substantial difference between the two networks. The Outdoor Channel emphasizes traditional outdoor activities such as fishing and hunting while the other network features a significant amount of outdoor competitive sports and nature observation. The Outdoor Channel believes that its closest competitor is well funded and well connected but believes this benefits The Outdoor Channel since it will serve as a barrier to competition for future programmers in this niche. On the other hand, as The Outdoor Channel becomes more established, it is possible that a lower cost channel will attempt entry in this niche. More generally, The Outdoor Channel competes with various other leisure-time activities such as home videos, movie theaters, and other alternative forms of information and entertainment.

The Outdoor Channel also competes for available channel space on cable television systems with other cable programming services and nationally distributed and local television stations.

Increased competition in the cable industry may result from technological advances, such as digital compression, which allows cable systems to expand channel capacity, and "multiplexing," which allows programming services to offer more than one feed of their programming. As a result of the increased segmentation made possible by these advances, other programming services might be able to provide programming that targets the Company's viewing audience.

The Outdoor Channel has positioned itself with cable operators as the lower cost provider in its niche. The Company believes that The Outdoor Channel is receiving higher ratings than its closest competitor due to the Channel's superior outdoor programming. The Company believes that it has an advantage over its competitors in attracting advertisers of outdoor-related products and services because the Company, unlike its competitors, offers its advertisers exposure through a programming format which focuses exclusively on the traditional outdoor lifestyle of hunting, fishing, shooting sports and related outdoor activities. In addition, while developments such as digital compression and new distributors in the cable marketplace may have the effect of increasing competition for The Outdoor Channel, they also create tremendous potential for additional distribution for the network.

The Company is not aware of any other company that is in direct competition for the type of recreational activity it provides through the Alaska Trip. Global believes it has an advantage in promoting its trip in Alaska due to its association with the GPAA and its ability to utilize the Gold Prospectors magazine, The Outdoor Channel and the Company's gold shows. Persons planning an Alaska gold prospecting venture would be expected to evaluate other camps in Alaska, as well as the option of undertaking a trip not associated with a group. The table below lists the approximate number of participants in the "Alaska Trip" since 1997.

Year	Participants
1997	430
1998	317
1999	345
2000	375
2001	395
2002	295

In a broad sense, the Company's "Alaska Trip" is an expedition for study in Alaskan geology with equal emphasis on the educational and recreational aspects of this far northern property. Its competition thus includes other sources of recreational activities.

While Lost Dutchman's has numerous campground competitors, it is the only campground club the Company is aware of that has a theme, namely gold prospecting. It has been estimated that there are approximately 15,000 campgrounds in the United States of which approximately 600 are membership campgrounds such as Lost Dutchman's. For instance, there are Thousand Trails/NACO, Outdoor World and Thousand Adventures. It is believed that these companies compete primarily by quality of facilities and amenities offered. By contrast, Lost Dutchman's has rustic facilities and few amenities and seeks to attract persons who are interested in gold prospecting, hands on outdoor activities and wish to be part of a club in a safe family oriented environment.

Employees

As of December 31, 2002, the Company, not including The Outdoor Channel, had a total of 32 employees of which 30 were full time. The Outdoor Channel had a total of 65 employees of which 1 was part time. The Company also engages the services of additional employees during the Alaska Trip offered by the Trips Division. During 2002, the Company engaged the services of approximately eight such seasonal employees. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relationship with its employees to be good.

Government Regulation

The Company's operations are subject to various government regulations. The operations of cable television systems, satellite distribution systems and broadcast television program distribution companies are subject to the Communications Act of 1934, as amended, and to regulatory supervision thereunder by the Federal Communications Commission (the "FCC"). The Company's leased uplink facility in Perris, California is licensed by the FCC and must be operated in conformance with the terms and conditions of that license. Cable systems are also subjected to local franchise authority regulation.

Local Cable Regulation

The cable television industry is regulated by municipalities or other local government authorities which have the jurisdiction to grant and to assign franchises and to negotiate generally the terms and conditions of such franchises, including rates charged to subscribers, except to the extent that such jurisdiction is preempted by federal law. Any such rate regulation could place downward pressure on the potential subscriber fees to be earned by the Company.

Federal Cable Regulation

In 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), which provides, among other things, for a "must carry" regime for local broadcast stations (which requires the mandatory carriage of certain broadcast stations and payments by cable operators to other broadcast stations for retransmission of their signals in some instances), for channel positioning rights for certain local broadcast stations, for limits on the size of MSOs, for limits on carriage by cable systems and other video distributors of affiliated program services, for a prohibition on programmers in which cable operators have an "attributable interest" from discriminating between cable operators and their competitors, or among cable operators, and for increased competition in video programming distribution (both within the cable industry and between cable and competing video distributors). In addition, the 1992 Cable Act requires the FCC to establish national guidelines for the rates that cable operators subject to rate regulation may charge for basic cable service and certain other services and to establish guidelines for determining when cable programming may not be provided exclusively to cable system operators. In 1996, Congress enacted the most comprehensive rewrite of telecommunications law since the Communications Act of 1934, reversing or modifying many of the provisions of the 1992 Act. Among other things, the legislation allows cable and telephone industries into each other's markets and phased out federal cable rate regulation in most instances. Congress and the FCC may, in the future, adopt new laws, regulations and policies regarding a wide variety of matters which could affect The Outdoor Channel. The Company is unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on The Outdoor Channel's operations.

Lost Dutchman's Regulations

To operate its campgrounds, the Company must comply with discretionary permits or approvals issued by local governments under local zoning ordinances and other state laws. In addition, to construct improvements at campgrounds, the Company has usually been required to obtain permits such as building and sanitary sewage permits. Some states in which the Company sells memberships have laws regulating campground memberships. These laws sometimes require comprehensive disclosure to prospective purchasers. Some states have laws requiring the Company to register with a state agency and obtain a permit to market. The Company has undertaken a comprehensive program to ensure compliance with applicable laws in all 50 states.

Other Regulations

In addition to the regulations applicable to the cable television and campground industries in general, the Company is also subject to various local, state and federal regulations, including, without limitation, regulations promulgated by federal and state environmental, health and labor agencies. The Company's mining clubs and Trips Division are subject to various local, state and federal statutes, ordinances, rules and regulations concerning, zoning, development, and other utilization of its properties.

Intellectual Property

"The Outdoor Channel(R)" is a registered trademark of The Outdoor Channel.

DESCRIPTION OF PROPERTIES

Information with respect to the location and general character of Global's materially important properties is as follows.

Cripple River

The Cripple River property consists of approximately 2,300 patented (*See definition of "patented," below) acres and is located in the Cape Nome area of Alaska which was the site of the 1900 Gold Rush. The Cripple River property is the principal destination of the "Alaska Trip" participants. It is the former location of a large historic gold mining operation. The Company has constructed over 130 rooms on the property for trip participants. Also, Global has constructed a chow hall, Saloon (non-alcoholic), general store, chapel, gold recovery plant, small commercial gold mining plant, drinking and wastewater treatment facilities and other buildings. In addition to recreational gold mining, the Cripple River property has excellent fishing including yearly runs of pink and silver salmon.

Loud Mine

The Loud Mine is located in White County, Georgia, near the eastern end of Georgia's famous Dahlonega Gold Belt, which stretches diagonally (southwest to northeast) across the north end of the state. The camp's office is staffed with a caretaker. Campground facilities include a clubhouse, bathrooms, showers and a dump station. Camping is available for 250 or more persons. Approximately one-third mile of Town Creek and one of its smaller tributaries meander through this 38 deeded acre property. Dredges of up to 4" intake may be used in Town Creek. Highbanking, sluicing and panning also are popular. Deep layers of alluvial gravels, separated by dense clay layers, overlay soft bedrock (saprolite) throughout this region. Numerous gold-bearing quartz veins run through the Loud Mine property. Some "Loud" gold is smooth, but coarse gold is mostly found, indicating that it is still relatively close to its source.

Stanton Property

The Stanton property consists of 35 patented acres and is located approximately 50 miles northwest of Phoenix, Arizona. It is contiguous with 85 acres owned by an affiliated organization with which the Company has a mutual use agreement. Either on the Company's property or the other organization's property there are sanitary facilities, showers, club house, pool room, card room, library, kitchen area with sink, water and electric outlets, 70 sites for hookups and parking for several hundred self contained units. The camp's office is staffed with a caretaker. Gold is present throughout the property from surface to bedrock. Significant sanitary facility and other improvements were completed in 2001. Additional improvements are planned for 2003, including 30 additional RV hookup sites.

Burnt River/Cave Creek

The Burnt River Camp consists of 135 patented acres and the adjacent Cave Creek property consists of 32 patented acres. These properties are located in eastern Oregon and have a clubhouse, sanitary facilities, dump station, restrooms, showers and a caretaker who lives on site. There is dredging and highbanking along the Burnt River. The Cave Creek property is a slender parcel of land that takes in about one mile of Cave Creek, providing abundant ground for recreational prospecting.

Vein Mountain Camp

The Vein Mountain Camp, located in West Central North Carolina approximately 7 miles from the town of Marion, was acquired in February 1996. The Camp consists of 130 deeded acres located in the middle of North Carolina's Mother Lode. Between 1829 and 1830 seven pound nuggets were reported to have been taken from the property. During the same era a 28 pound nugget and 200 pound mass of gold and quartz were reported to have been taken within several miles of the property. There presently are some improvements to the property including two pole barns, outhouse, water well and telephone. Vein Mountain has a caretaker who lives on site. In 2002 the Company made the following improvements to the property: bathrooms, laundry room, and showers. During 2003 we intend on building a new clubhouse. There is camping for up to 250 self-contained recreational vehicles.

Junction Bar Placer

The Junction Bar Placer is located at the confluence of the Klamath and Scott Rivers in northern California. Fourteen of the property's 26 acres of patented land are zoned Highway Commercial. With frontage on both Highway 96 and Scott River Road, this property has excellent development potential. Future plans include bathrooms, showers, water and a clubhouse. The Company has begun to develop the Junction Bar Placer. The Company has conducted a survey of the property as well as contracted an architect to draw plans for a campground facility. Junction Bar Placer has a caretaker who lives on site. Completion of some improvements is estimated in 1 to 2 years.

Oconee Camp

The Oconee Camp, located in the northwest corner of South Carolina and just north of Walhalla, was acquired in June 1995. This camp consists of 120 acres of deeded property. Oconee is a primitive campground with minimal facilities including outhouse and telephones. Oconee has a caretaker who lives on site. Future plans include bathrooms, showers, water and a clubhouse. Completion of some improvements is estimated in 2 to 5 years and is subject to regulatory approval. No overnight camping is currently available at this site.

Leadville Property

The Leadville property, located in Lake County, Colorado was acquired in August 1995. The camp is comprised of approximately 60 patented acres in the heart of Colorado's historic mining area. At over 11,000 feet in elevation, it has spectacular scenery including views of the two highest peaks in Colorado. This is a primitive campground with no facilities. Future plans include bathrooms, showers and a clubhouse. Completion of future improvements is dependent upon obtaining local regulatory approval. If the Company continues to have problems obtaining local regulatory approval, it will dispose of this property. There is camping for up to 200 self-contained recreational vehicles.

Omilak Silver Mine

The Omilak Silver Mine consists of approximately 40 acres of patented land and is located about 80 miles northeast of Nome, Alaska. The property has on it previously existing equipment, mine shafts, rail and mine cars and several buildings including a two-story bunk house constructed by the Company. The Omilak Silver Mine, in addition to recreational uses, has the potential for being reactivated as a commercial silver mine. At such time, as the Company has sufficient resources, the price of silver warrants and the Company believes it is timely, the Company may evaluate the Omilak property for commercial use.

High Divide Property

The High Divide property consists of 20 acres of patented land and is located in Esmeralda County, Nevada. This property is remote and there are no facilities. It was patented for lode mining but placer gold is present in the area.

Nederland Property

The Nederland property consists of 5 patented acres located in Boulder County, Colorado. There are no facilities on this property. The area around the Nederland property has produced over 1 million ounces of gold since 1858. This property has mostly silver with small amounts of gold.

- Patented land is United States public land that has been transferred to private fee simple ownership. Mining claims can be perfected into patented land which is what occurred on some of the Company's properties before the Company acquired those properties.

INVESTOR INFORMATION

Global's Common Stock is listed for trading on the NASD's over the counter Bulletin Board under the trading symbol "GLRS." The following table sets forth for the quarters indicated the reported high and low closing sales prices.

		High	Low
2001	First Quarter	8.12	4.03
	Second Quarter	8.25	6.35
	Third Quarter	10.00	6.75
	Fourth Quarter	10.00	7.00
2002	First Quarter	11.20	7.80
	Second Quarter	11.35	8.50
	Third Quarter	10.05	7.00
	Fourth Quarter	10.03	7.50

On September 12, 1994, Global effected a 2 for 1 forward split of its Common Stock. On March 4, 1992, Global effected a 1 for 20 reverse split of its Common Stock. Share amounts and prices herein have been restated to reflect the foregoing splits. On May 1, 1989, Global distributed a special Common Stock dividend payable at the rate of one share of Common Stock for every ten shares of Common Stock held. Shareholders who purchased Common Stock before the aforementioned stock splits and dividend need to be mindful that their holdings have been adjusted to reflect these splits and dividend.

In October 1991, February 1993, April 1994, November 1995, December 1996, December 1997 and May 1999, Global authorized paying a dividend in Common Stock to Global's Preferred Stockholders for the years 1991 through 1998. In January 2002, Global authorized paying a dividend in cash to Global's Preferred Stockholders for the years 1999 through 2001. No other dividends have been declared with respect to Global's common shares since inception. It is not likely Global will pay any cash dividends in the foreseeable future. Global intends to reinvest earnings, if any, in its operations.

In January 2002 options to exercise 8,450 shares were exercised by a former employee at the exercise prices of $3.00 and $4.00 per share. Said shares were paid for by a secured loan from the Company. In May 2002 options to exercise 12,400 shares were exercised by two former employees at exercise prices of $3.00 and $4.00 per share. 12,000 shares were paid for by a secured loan from the Company. 400 shares were paid for by cash. In October 2002, options to exercise 11,000 shares were exercised by consultants to the Company at exercise prices of $3.00 and $4.00 per share. Said shares were paid for by cash.

The issuance of shares was based upon the exemption from registration under the Securities Act of 1933 as a non-public offering pursuant to Section 4(2) of the Act.

Global's Preferred Stock was issued as Convertible Exchangeable Preferred Stock. The Preferred Stockholders had the right, at any time, to convert their Preferred Stock to Common Stock and, conversely, Global had the right, at any time after March 31, 1991, to exchange the Preferred Stock for Common Stock. On February 20, 2002, Global called its Preferred Stock for exchange. Each share of Preferred Stock was exchanged for one share of Common Stock. The exchange was effective on March 25, 2002, at which time all the outstanding Preferred Stock was deemed exchanged for Common Stock. Immediately before the Preferred Stock was called for exchange there were 58,725 shares of Preferred Stock outstanding. After the exchange was effective, there was no Preferred Stock outstanding and an additional 58,725 shares of Common Stock was issued.

As of December 31, 2002, Global had 957 shareholders of record of its Common Stock.

Equity Compensation Plan Information

The following table provides details of our equity compensation plans at December 31, 2002:

Plan Category	Number of Securities Authorized for Issuance Securities Under the Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, or Rights	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Plan 1	115,000	115,000	$2.50	0
Plan 2	285,000	235,000	$2.25	50,000
Plan 3	500,000	350,200	$3.50	117,650
	900,000	700,200		167,650

Legal Proceedings

Company is involved in certain claims and litigation arising in the normal course of business. Management believes that the eventual outcome of these claims and litigation will not have a material adverse impact on the Company's financial position, operations or cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information includes forward-looking statements, the realization of which may be impacted by certain factors discussed in Item I.

General

The Company has been selling its GPAA club memberships since its incorporation in 1984. From 1968 to 1984, GPAA memberships were sold by the proprietorship owned by the Company's founders. GPAA membership sales took a marked upswing in 1992 in conjunction with the airing of the "Gold Prospector Show," a show the Company has owned and produced since 1990. During 1992, the "Gold Prospector Show" was broadcast on various television and cable channels, for which the Company purchased air time. In 1993, GPAA launched The Outdoor Channel and, since then, broadcasts of the "Gold Prospector Show" and related sales of GPAA memberships have occurred almost exclusively on The Outdoor Channel. The Company intends that The Outdoor Channel be used as a primary vehicle to promote the Company's services and products and anticipates that it will be a factor in the future growth of GPAA, Lost Dutchman's and the Trips Division. In that regard, the Company entered into a long term contract with The Outdoor Channel whereby the Company has the rights to ten hours of programming time and thirty, sixty second advertising spots per week. The Company owns approximately 84% of The Outdoor Channel. In the event all outstanding options to purchase Common Stock in the Channel were exercised, as of March 25, 2003, the Company would own approximately 68% of The Outdoor Channel (See Note 8 to the Consolidated Financial Statements).

Although The Outdoor Channel is not aligned with any sizable entertainment or cable company, as are many other channels, it has, to date, achieved full visibility in the cable industry. The Outdoor Channel is committed to converting visibility for the Channel's programming into greater distribution into cable and direct broadcast satellite ("DBS") households. Greater distribution will allow The Outdoor Channel to charge higher advertising rates, command higher subscriber fees from cable and DBS affiliates, attract more advertisers and receive greater revenues for the Company's products.

To accomplish the objective of obtaining increased distribution, the Channel seeks to sign national carriage agreements with multiple cable system operators ("MSOs") and DBS systems and thereafter carriage agreements with the MSOs' individual cable affiliates. Efforts to obtain distribution for The Outdoor Channel are broad based and are not limited to areas where there are the greatest number of outdoor enthusiasts.

As of March 1, 2003, The Outdoor Channel was carried on approximately 4,900 affiliated cable systems and the two major DBS providers representing a potential of approximately 57 million households, of which, the Channel has approximately 21.5 million subscribers according to Nielsen estimates. The Outdoor Channel is not dependent on one or a few MSOs due to the numerous different cable systems carrying The Outdoor Channel. The Outdoor Channel has affiliation agreements with most of the top 100 MSOs. The Channel's list of affiliates includes Cox, Time-Warner and Comcast, the three largest cable operators in the country. In fact the Channel has affiliation agreements with the top 5 nationally distributed MSOs. The Company believes that it will be able to enter into more agreements with local operators in the future as a result of increased installation of new cable distribution systems and the expected significant expansion of channel capacity of existing cable systems. This expansion is being greatly assisted by the significant expansion of digital cable whereby operators are able to add more channels to the same bandwidth. In addition, the Company intends to continue its promotional activities, such as attending regional and local cable trade shows and advertising in trade magazines in order to increase cable industry awareness of The Outdoor Channel. The Outdoor Channel is continuing its consumer awareness campaign whereby it has taken out full-page advertisements in selected magazines with a traditional outdoor focus, sponsors a NASCAR driver, a professional fisherman, and radio programs.

In 1999, The Outdoor Channel launched on EchoStar Satellite Corporation's ("EchoStar") Dish Network. The Outdoor Channel is currently negotiating the renewal of its affiliation agreement with EchoStar which expired in December 2001. The Channel is allowing it's programming to be carried on the Dish Network pursuant to an understanding that there will be a renewal of the affiliation agreement. EchoStar is paying The Outdoor Channel on a new rate card and is regular in making payments.

In January 2002, The Outdoor Channel signed a national affiliation agreement with Comcast Corporation, the largest MSO in the United States with approximately 22 million subscribers and renewed its affiliation agreement with the National Cable Television Cooperative, which is an association of small to mid-size cable operators representing approximately 13 million households. The Channel's contract with NCTC includes the vast majority of independent cable operators.

In March 2002, The Outdoor Channel entered into an agreement with Nielsen Media Research to provide ratings data for the Channel's programming. The Company believes that with published ratings, it will encourage a wider diversity of advertisers to consider advertising on The Outdoor Channel.

In September 2002, The Outdoor Channel signed a national affiliation agreement with DirecTV, the largest DBS distributor in the United States. The Outdoor Channel was launched on DirecTV on October 1, 2002, and is available a la carte and in the DirecTV's Sports Pack.

The Company is deemphasizing its exploration of strategic partners and other strategic alternatives. In August 2002, the Company's engagement with Bear Stearns & Company, Inc., a Wall Street investment bank expired.

In January 2002, the Company retired the remaining balance due on its Stanton, Arizona property of approximately $38,000. In August 2002, the Company retired the remaining balance of approximately $29,000 due on it Junction Bar Placer property. The Company now owns all of its properties free and clear of any mortgages.

The Company's Common Stock is traded on the NASD's over the counter Bulletin Board under trading symbol "GLRS." Price quotes on the Company's Common Stock can be obtained from any stockbroker. Also, price quotes can be obtained from a number of other sources including numerous Internet sites such as America Online, Yahoo! Finance and cnbc.com.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of financial statements.

Revenue Recognition. Merchandise sales for the Company are recognized when the product is shipped and collection of the receivable is probable. Lost Dutchman's campground membership sales are generally recognized on a straight-line basis over the estimated average life (7 years) of the membership. The Company does not record any receivables arising under these contracts due to the uncertainty of collection. Accordingly, revenues recognized do not exceed the total cash payments received and cash received in excess of revenue earned is recorded as deferred revenue. The majority of GPAA membership sales are for one year and are generally recognized in the year of sale. Multi-year GPAA membership sales are recognized on a straight-line basis over the life of a membership or an estimated life of 15 years for a lifetime membership. Advertising revenues for The Outdoor Channel are recognized when the advertisement is aired. Advertising revenues from advertisements in the Company's bi-monthly magazine are recognized when the magazine is distributed. Revenues from the "Alaska Trip" are recognized when trips are taken in June through August each year. Revenues from outings and gold shows are recognized at the time of the event. Subscriber fees for The Outdoor Channel are recognized in the period the programming is aired by the distributor and collection is probable.

Long-Lived Assets. Long-lived assets, such as property and equipment and trademarks, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when events or changes in circumstances indicated that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses for assets to be held and used are then measured based on the excess, if any, of the carrying amounts of the assets over their fair values. Long-lived assets to be disposed of in a manner that meets specific criteria are stated at the lower of their carrying amounts or fair values less costs to sell and are no longer depreciated.

Accounts Receivable. The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer credit-worthiness, trade publications regarding the financial health of its larger customers and changes in customer payment terms when making estimates of the uncollectability of the Company's trade accounts receivable balances. If the Company determines that the financial condition of any of its customers deteriorated, whether due to customer specific or general economic issues, increases in the allowance may be made.

Deferred Tax Assets. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Recent Accounting Developments

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("Statement 146"). Management does not believe that the adoption of Statement 146 will have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"), which amended SFAS No. 123, "Accounting for Stock- Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the chosen method on reporting results. The provisions of SFAS No. 148 are effective for annual periods ending December 15, 2002, and for interim periods beginning after December 15, 2002. Management does not believe that the adoption of SFAS 148 will have a material impact on the Company's financial position or results of operations.

Comparison of Years Ended December 31, 2002 and December 31, 2001

Revenues. The Company's revenues include revenues from advertising fees, subscriber fees, GPAA and Lost Dutchman's membership sales, product sales and the Trips and Outings Division sales. Advertising fees result from the sale of advertising time on The Outdoor Channel and from advertising space in publications such as the Gold Prospectors magazine. Advertising fees are primarily related to The Outdoor Channel business segment. Subscriber fees are derived solely from programming related to The Outdoor Channel business segment. Total revenues for the year ended December 31, 2002 were $21,392,945, an increase of $4,159,408 or 24%, compared to revenues of $17,233,537 for the year ended December 31, 2001. This increase was primarily the result of an increase in advertising revenues and subscriber fees. Advertising revenues increased substantially to $10,969,086 for the year ended December 31, 2002 compared to $8,644,609 for the year ended December 31, 2001, due primarily to an increase in advertising rates at The Outdoor Channel. Subscriber fees increased significantly to $6,070,897 for the year ended December 31, 2002 compared to $3,873,902 for the year ended December 31, 2001, due primarily to the increase in the number of subscribers The Outdoor Channel obtained from a cross section of programming distributors. Membership services decreased to $3,645,734 for the year ended December 31, 2002, compared to $3,793,660 for the year ended December 31, 2001, which the Company believes is due primarily to the decrease in membership numbers for Gold Prospectors of America in 2002. Revenues from the trips and outings substantially decreased to $707,228 for the year ended December 31, 2002 compared to $921,366 for the year ended December 31, 2001, which the Company believes is due primarily to a decrease in participants on the Alaska trip. Decreases in membership sales and Alaska trip sales are also believed to be due to the softened economy throughout 2002 and traveling unease.

Expenses. Expenses consist primarily of the cost of the Company's satellite transponder and uplink facilities, programming, advertising and promotion, trips and outings expenses, sales and administrative salaries, office expenses, bad debts and general overhead. Expenses for the year ended December 31, 2002 were $16,817,460, an increase of $1,267,192 or 8%, compared to $15,550,268 for the year ended December 31, 2001. This increase in expenses was due to the several factors. Selling, general and administrative expenses increased substantially to $9,730,768 for the year ended December 31, 2002, compared to $8,850,853 for the year ended December 31, 2001. This increase was due primarily to overall growth at The Outdoor Channel which, among other items, resulted in significant increases in personnel related costs including bonuses. Bad debts expense decreased by a very large amount to $256,922 for the year ended December 31, 2002, compared to $1,311,641 for the year ended December 31, 2001, due primarily to the default of the Company's long form advertising wholesaler and to a lesser degree to several short form and producer customers in 2001. The advertising wholesaler's default was in the amount of $800,000 in 2001. The Company does not know why the wholesaler had business difficulties but it retained lawyers and accountants in an attempt to recover the defaulted amount. It was determined that recovery would be challenging and unlikely. The wholesaler had provided services to the Company since 1996 and had, in fact, advanced payments to the Company in the Company's difficult years of 1996 through 1998. The wholesaler collected funds due the Company from long form advertisers on The Outdoor Channel from which it deducted its commissions and remitted the balance. The Company was caught unaware when the wholesaler failed to remit funds it had collected on behalf of the Company. Advertising and programming expenses increased notably to $3,854,117 for the year ended December 31, 2002, compared to $2,482,133 for the year ended December 31, 2001. This increase was due primarily to the continuation of The Outdoor Channel's consumer and trade industry awareness campaigns and the Channel's in-house programming initiatives and associated start-up costs. Satellite transmission fees remained nearly the same at $2,358,720 for the year ended December 31, 2002, compared to $2,238,205 for the year ended December 31, 2001, due to the stabilization of transponder and uplink costs for The Outdoor Channel. Trips and outings expenses decreased to $616,933 for the year ended December 31, 2002, compared to $667,436 for the year ended December 31, 2001, due primarily to decrease in customer participation going to Alaska and outings.

Income Before Income Tax Provision and Minority Interest in Net Income of Consolidated Subsidiary. Income before income tax provision and minority interest as a percentage of revenues increased to 22% for the year ended December 31, 2002, compared to 10% for the year ended December 31, 2001. This increase was primarily due to expenses only increasing 8% in the year ended December 31, 2002 compared to the year ended December 31, 2001, while revenues increased 24% for the same time period. For the business segment, The Outdoor Channel, income before income tax provision and minority interest as a percentage of revenues increased to 27% for the year ended December 31, 2002, compared to 11% for the year ended December 31, 2001. This increase was primarily due to expenses only increasing 13% in the year ended December 31, 2002 compared to the year ended December 31, 2001, while revenues increased 37% for the same time period. For the business segment, membership and merchandise sales income before tax provision and minority interest as a percentage of revenues remained the same at 2% for the year ended December 31, 2002, compared to 2% for the year ended December 31, 2001. This result was primarily due to membership and merchandise sales revenues being nearly the same in the year ended December 31, 2002 compared to the year ended December 31, 2001. For the business segment, trips and outings, income before income tax provision and minority interest as a percentage of revenues decreased to 13% for the year ended December 31, 2002, compared to 28% for the year ended December 31, 2001. This decrease was primarily due to the Alaska trip having 100 fewer participants in the year ended December 31, 2002 compared to the year ended December 31, 2001, which the Company believes was due to air travel uneasiness and economic softness.

Net Interest (expense) income. Net interest (expense) income decreased to ($815) for the year ended December 31, 2002, compared to $26,401 for the year ended December 31, 2001. This was primarily due to interest rates being lower on the Company's cash accounts for the year ended December 31, 2002, compared to the year ended December 31, 2001. The Company had less debt for the year ended December 31, 2002, than for the year ended December 31, 2001, but the interest rates on the remaining loans were not lower and therefore did not counterbalance the decrease in interest income.

Minority Interest in net income of consolidated subsidiary. Minority interest for the year ended December 31, 2002 was $444,266 compared to $180,782 for the year ended December 31, 2001. This was due to the increased profitability of The Outdoor Channel.

Income Taxes. The income tax provision for the year ended December 31, 2002, was $1,882,161 as compared to $718,000 for the year ended December 31, 2001. This was due to the Company earning more taxable income in 2002 as compared to 2001.

Net Income. Net income for the year ended December 31, 2002, was $2,295,029 compared to $810,888 for the year ended December 31, 2001. This was due to the increased profitability of The Outdoor Channel.

Comparison of Years Ended December 31, 2001 and December 31, 2000

Revenues. The Company's revenues include revenues from advertising fees, subscriber fees, GPAA and Lost Dutchman's membership sales, product sales and the Trips and Outings Division sales. Advertising fees result from the sale of advertising time on The Outdoor Channel and from advertising space in publications such as the Gold Prospectors magazine. Revenues for the year ended December 31, 2001 were $17,233,537, an increase of $3,350,415 or 24%, compared to revenues of $13,883,122 for the year ended December 31, 2000. This increase was primarily the result of an increase in advertising revenues and subscriber fees. Advertising revenues increased substantially to $8,644,609 for the year ended December 31, 2001 compared to $6,848,782 for the year ended December 31, 2000, due primarily to an increase in advertising revenue at The Outdoor Channel. Subscriber fees increased significantly to $3,873,902 for the year ended December 31, 2001 compared to $2,826,050 for the year ended December 31, 2000, due primarily to the increase in subscriber fees to The Outdoor Channel from a cross section of MSOs. Membership services increased notably to $3,793,660 for the year ended December 31, 2001, compared to $3,331,233 for the year ended December 31, 2000, which the Company believes is due primarily to the increased number of persons exposed to the Company's products and services on The Outdoor Channel. Revenues from the trips and outings increased to $921,366 for the year ended December 31, 2001 compared to $877,057 for the year ended December 31, 2000 for the same reason membership services revenue increased.

Expenses. Expenses consist primarily of the cost of the Company's satellite transponder and uplink facilities, programming, advertising and promotion, trips and outings expenses, sales and administrative salaries, office expenses, bad debts and general overhead. Expenses for the year ended December 31, 2001 were $15,550,268, a significant increase of $3,910,012 or 34%, compared to $11,640,256 for the year ended December 31, 2000. This increase in expenses was due to the several factors. Selling, general and administrative expenses increased substantially to $8,850,853 for the year ended December 31, 2001, compared to $6,474,432 for the year ended December 31, 2000. This increase was due primarily to overall growth at The Outdoor Channel which, among other items, resulted in significant increases in personnel related costs including bonuses and 401(k) plan contribution. Bad debts expense increased by a very large amount to $1,311,641 for the year ended December 31, 2001, compared to $250,641 for the year ended December 31, 2000, due primarily to the default of the Company's long form advertising wholesaler and to a lesser degree to several short form and producer customers in 2001. Advertising and programming expenses increased notably to $2,482,133 for the year ended December 31, 2001, compared to $1,765,460 for the year ended December 31, 2000. This increase was due primarily to the continuation of The Outdoor Channel's consumer and trade industry awareness campaigns. Satellite transmission fees remained nearly the same at $2,238,205 for the year ended December 31, 2001, compared to $2,160,860 for the year ended December 31, 2000, due to the stabilization of transponder and uplink costs for The Outdoor Channel. Trips and outings expenses decreased significantly to $667,436 for the year ended December 31, 2001, compared to $988,863 for the year ended December 31, 2000, due primarily to a change in allocation of advertising expenses for trips and outings.

Income Before Income Tax Provision (Credit) and Minority Interest in Net Income of Consolidated Subsidiary. Income before income tax provision (credit) and minority interest as a percentage of revenues decreased to 10% for the year ended December 31, 2001, compared to 16% for the year ended December 31, 2000. This decrease was primarily due to expenses increasing 34% in the year ended December 31, 2001 compared to the year ended December 31, 2000, while revenues increased 24% for the same time periods.

Income Taxes. The income tax provision for the year ended December 31, 2001, was $718,000 compared to a credit of $85,463 for the year ended December 31, 2000. This was due to the Company utilizing the remaining portion of its Federal net operating loss carryforwards in 2001.

Liquidity and Capital Resources

The Company provided cash from operations of $2,303,732 in 2002, compared to providing cash from operations of $1,661,608 in 2001 and had a cash and cash equivalents balance of $3,247,740 at December 31, 2002, which was an increase of $673,311 from the balance of $2,574,429 at December 31, 2001. Current assets increased substantially to $6,541,009 in 2002 compared to $4,523,943 in 2001. Current liabilities decreased to $1,736,418 for 2002 compared to $2,040,854 for 2001. Net working capital increased to $4,804,591 in 2002, compared to $2,483,089 in 2001. Total liabilities increased to $4,405,358 for 2002 compared to $4,386,890 for 2001.

In 2002, the Company generated an operating profit of $4,575,485 compared to an operating profit of $1,683,269 in 2001. From 2000 through the present, the Company has financed its activities primarily from cash flows from operations. The Company has a line of credit in the amount of $1,100,000 with no outstanding borrowings and a standby letter of credit for $140,000 issued under the line of credit as of December 31, 2002. The Company does not have any present plans that would effect liquidity requirements on a long-term basis. The Company had no significant capital commitments as of December 31, 2002. The capital improvements the Company made in 2002 which included a complete renovation of The Outdoor Channel television studio were funded with cash from operations. The long-term liquidity requirement could change in the event the Company changes its business strategy, including The Outdoor Channel's methods of increasing subscribers, producing in-house programming and/or making a significant acquisition.

As of December 31, 2002, the Company had a note in the amount of $196,875 payable to a bank outstanding at an effective interest rate of 5.75%. This note is secured by substantially all of the Company's assets and is personally guaranteed by Perry T. Massie, Thomas H. Massie and Wilma M. Massie. On March 1, 2003, the notes payable to the major stockholder including accrued interest was combined into one note payable in the amount of $577,950, with an interest rate of 8% and the maturity date was extended to September 1, 2004. This note is unsecured.

As of March 2003, the Company is generating sufficient cash flow from operations to meet its short-term cash flow requirements. The Outdoor Channel is generating cash flow in excess of its short-term cash flow requirements and is continuing the trend of increased revenues. Management believes that the Company's existing cash resources and anticipated cash flows from operations will be sufficient to fund the Company's operations at current levels and anticipated increased levels through January 1, 2004. To the extent that such amounts are insufficient to finance the Company's working capital requirements, the Company could be required to seek financing. There can be no assurance that equity or debt financing will be available if needed or, if available, will be on terms favorable to the Company or its shareholders. Significant dilution may be incurred by present shareholders as a result of any such financing. At the current level of operations, the Company is retiring some existing debt and is planning modest improvements to some of its properties.

A summary of the Company's contractual obligations and commercial commitments as of 12/31/02:

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt & capital leases	$ 992,020	$ 169,223	$ 790,394	$ 32,403	
Operating leases	13,453,000	2,223,000	3,400,000	3,120,000	$ 4,710,000
Total contractual cash obligations	$ 14,445,020	$ 2,392,223	$ 4,190,394	$ 3,152,403	$ 4,710,000

Other commercial commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit	$ 140,000				$ 140,000
Total commercial commitments	$ 140,000	0	0	0	$ 140,000

FINANCIAL STATEMENTS

GLOBAL OUTDOORS, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002 and 2001

with

INDEPENDENT AUDITORS' REPORT THEREON

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

INDEX

* * *

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Global Outdoors, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of GLOBAL OUTDOORS, INC. AND SUBSIDIARIES as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Outdoors, Inc. and Subsidiaries as of December 31, 2002 and 2001, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. COHN LLP

San Diego, California
February 27, 2003

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,247,740	$ 2,574,429
Accounts receivable, net of allowance for doubtful accounts of $154,475 and $182,170	2,473,486	1,581,272
Inventories	86,337	76,110
Deferred tax assets, net	318,708	127,211
Investment in available-for-sale securities	79,659	
Prepaid income taxes	86,889	
Receivable from stockholders	55,007	62,007
Other current assets	193,183	102,914
Total current assets	6,541,009	4,523,943
Property, plant and equipment, at cost, net:		
Membership recreational mining properties	1,249,650	1,353,278
Alaska recreational mining properties	1,147,317	1,098,475
Outdoor Channel equipment and improvements	1,308,512	711,138
Other equipment and leasehold improvements	521,183	598,731
Property, plant and equipment, net	4,226,662	3,761,622
Trademark, net of accumulated amortization of $86,518 and $71,938	132,205	146,785
Deferred tax assets, net	733,829	740,165
Deposits and other assets	196,298	41,629
Totals	$ 11,830,003	$ 9,214,144
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,337,428	$ 1,102,492
Current portion of notes and capital lease obligations	154,617	233,282
Current portion of stockholder loans	14,606	313,055
Current portion of deferred revenue	229,767	392,025
Total current liabilities	1,736,418	2,040,854
Stockholder loans, net of current portion	577,950	192,273
Other notes and capital lease obligations, net of current portion	244,847	402,218
Deferred revenue, net of current portion	1,080,353	917,535
Deferred satellite rent obligations	448,040	516,260
Deferred compensation	317,750	317,750
Total liabilities	4,405,358	4,386,890
Minority interest in subsidiary	1,262,689	811,965
Commitments and contingencies		
Stockholders' equity:		
Convertible preferred stock, nonvoting, 10% noncumulative, no liquidation preference, $.001 par value; 10,000,000 shares authorized; 58,725 shares issued and outstanding in 2001		59
Common stock, $.02 par value; 50,000,000 shares authorized; 5,369,098 and 5,281,523 shares issued and outstanding	107,382	105,630
Common stock subscriptions receivable	(262,050)	(221,250)
Treasury stock, at cost; 76,200 and 63,500 shares	(399,981)	(289,532)
Additional paid-in capital	3,603,833	3,516,125
Accumulated other comprehensive income	3,524	
Retained earnings	3,109,248	904,257
Total stockholders' equity	6,161,956	4,015,289
Totals	$ 11,830,003	$ 9,214,144

See Notes to Consolidated Financial Statements.

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Advertising	$ 10,969,086	$ 8,644,609
Subscriber fees	6,070,897	3,873,902
Membership services	3,645,734	3,793,660
Trips and outings	707,228	921,366
Total revenues	21,392,945	17,233,537
Expenses:		
Satellite transmission fees	2,358,720	2,238,205
Advertising and programming	3,854,117	2,482,133
Trips and outings	616,933	667,436
Bad debts expense	256,922	1,311,641
Selling, general and administrative	9,730,768	8,850,853
Total expenses	16,817,460	15,550,268
Income from operations	4,575,485	1,683,269
Other income (expense):		
Gain on sale or issuance of common stock of subsidiary	46,786	
Interest expense	(77,423)	(126,507)
Interest income	76,608	152,908
Income before income tax provision and minority interest	4,621,456	1,709,670
Income tax provision	1,882,161	718,000
Income before minority interest	2,739,295	991,670
Minority interest in net income of consolidated subsidiary	444,266	180,782
Net income	2,295,029	810,888
Preferred stock dividends	(90,038)	
Net income applicable to common stock	$ 2,204,991	$ 810,888
Earnings per common share:		
Basic	$ .42	$ .16
Diluted	$ .38	$ .14
Weighted average number of common shares outstanding:		
Basic	5,287,857	5,228,499
Diluted	5,850,606	5,838,662

See Notes to Consolidated Financial Statements.

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Convertible Preferred Stock		Common Stock		Common Stock Subscriptions Receivable	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount	Shares	Amount						
Balance, January 1, 2001	60,675	$ 61	5,274,073	105,481	$ (221,250)	$ (189,466)	$ 3,429,272		$ 93,369	$ 3,217,467
Net income									810,888	810,888
Subsidiary investment in Parent						(100,066)				(100,066)
Common stock issued for services			3,000	60			11,940			12,000
Common stock issued for purchases of inventory			2,500	50			18,700			18,750
Conversion of preferred stock to common stock	(1,950)	(2)	1,950	39			(37)			
Stock option compensation expense							56,250			56,250
Balance, December 31, 2001	58,725	59	5,281,523	105,630	(221,250)	(289,532)	3,516,125		904,257	4,015,289
Net income									2,295,029	2,295,029
Effect of change in fair value of available-for sale securities, net of deferred taxes of $2,200								$ 3,524		3,524
Comprehensive income										2,298,553

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

Subsidiary investment in Parent						(110,449)				(110,449)
Cancellation of stock issued for services			(3,000)	(60)			(11,940)			(12,000)
Common stock issued upon exercise of stock options for cash and notes receivable			31,850	638	(65,800)		100,763			35,601
Preferred dividend									(90,038)	(90,038)
Conversion of preferred stock to common stock	(58,725)	(59)	58,725	1,174			(1,115)			
Subscription paid through provision of services					25,000					25,000
Balance, December 31, 2002	0	$ 0	5,369,098	$ 107,382	$ (262,050)	$ (399,981)	$ 3,603,833	$ 3,524	$ 3,109,248	$ 6,161,956

See Notes to Consolidated Financial Statements.

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Operating activities:		
Net income	$ 2,295,029	$ 810,888
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	649,632	571,394
Provision for doubtful accounts	256,922	1,311,641
Common stock issued for services		12,000
Stock option compensation expense		56,250
Deferred tax provision (credit)	(187,361)	519,854
Costs of services offset against subscription receivable	32,000	
Gain on issuance of common stock of subsidiary	(40,329)	
Interest on stock subscription receivable		(26,586)
Minority interest in net income of consolidated subsidiary	444,266	180,782
Common stock of subsidiary issued for services	9,015	
Cash supplied (used) by changes in operating assets and liabilities:		
Accounts receivable	(1,149,135)	(1,279,746)
Inventories	(10,227)	59,597
Other current assets	(189,158)	(78,956)
Deposits and other assets	(154,669)	43,146
Accounts payable and accrued expenses	415,407	33,559
Deferred revenue	560	(492,995)
Deferred satellite rent obligations	(68,220)	(68,220)
Deferred compensation		9,000
Net cash provided by operating activities	2,303,732	1,661,608
Investing activities:		
Purchases of property, plant and equipment	(1,100,092)	(471,500)
Purchases of available-for-sale securities	(73,935)	
Net cash used in investing activities	(1,174,027)	(471,500)
Financing activities:		
Net payments of stockholder loans	(57,788)	(139,972)
Principal payments on long-term debt and capital leases	(233,720)	(220,090)
Dividends paid on preferred stock	(90,038)	
Proceeds from exercise of stock options	35,601	
Purchases of treasury stock	(110,449)	(100,066)
Net cash used in financing activities	(456,394)	(460,128)
Net increase in cash and cash equivalents	673,311	729,980
Cash and cash equivalents, beginning of year	2,574,429	1,844,449
Cash and cash equivalents, end of year	$ 3,247,740	$ 2,574,429
Supplemental disclosures of cash flow information:		
Interest paid	$ 34,900	$ 102,500
Income taxes paid	$ 2,154,000	$ 412,000
Supplemental disclosures of noncash investing and financing activities:		
Acquisition of equipment under capital lease obligations		$ 215,000
Common stock issued for purchases of inventory		$ 18,750
Common stock issued upon conversion of preferred stock	$ 1,174	
Common stock issued upon exercise of stock options in exchange for notes receivable from ex-employees	$ 65,800	

See Notes to Consolidated Financial Statements.

NOTE 1 – ORGANIZATION AND BUSINESS

Description of Operations

Global Outdoors, Inc. ("Global Outdoors" or the "Parent") was incorporated under the laws of the State of Alaska on October 22, 1984. Global Outdoors earns revenues from the sale of memberships in The Gold Prospectors Association of America, Inc. ("GPAA"), from advertising in TV shows on The Outdoor Channel, from advertisements in its bi-monthly magazine, *The Gold Prospector*, from merchandise sales and from sponsored outings to prospect for gold. GPAA also operates gold prospecting trade shows and conventions from which it derives revenue from admissions and booth rentals and sells recreational gold prospecting-related merchandise.

Other business activities of Global Outdoors consist of the promotion and sale of an "Alaska Trip", a recreational gold mining expedition to the Cripple River property located near Nome, Alaska, and the sale of memberships in the Lost Dutchman's Association, Inc. ("LDMA-AU") which entitle members to engage in recreational prospecting on its California, Oregon, Nevada, Arizona, Colorado, Georgia, North Carolina and South Carolina properties. Global Outdoors has signed an agreement with another organization for the mutual use of recreational mining properties.

Global Outdoors also owns a majority interest (84% at December 31, 2002 and 2001) in The Outdoor Channel, Inc. ("The Outdoor Channel"), a national television network devoted to traditional outdoor activities, such as hunting, fishing, shooting sports, rodeo and recreational gold prospecting. The Outdoor Channel was incorporated under the laws of the State of Nevada in 1990 under the name Gold News Network, Inc. In 1996, the incorporated name was changed to its present name.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Global Outdoors, LDMA-AU, GPAA and The Outdoor Channel (collectively, the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with maturities of three months or less when acquired to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Depreciation and Amortization

Depreciation and amortization of costs of property and equipment are provided using the straight-line method over the estimated useful lives of the assets which range from five to 15 years.

Trademarks

The Outdoor Channel has the exclusive right to the trademark bearing its name. The costs of acquiring the trademark are being amortized on a straight-line basis over an estimated useful life of 15 years.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations totaled $3,854,117 and $2,482,133 in 2002 and 2001, respectively.

Revenue Recognition

The Company generates revenues from membership sales, sales of television advertising time, Alaska Trips, gold shows and member and prospective member outings.

LDMA-AU memberships are contractual arrangements that provide members with recreational prospecting and mineral rights and the use of land and facilities for camping and recreational vehicle parking. LDMA-AU memberships sold by the Company generally have payment terms that provide for a down payment and monthly installments and are non-interest bearing and unsecured. Revenues are generally recognized on a straight-line basis over the estimated average life (7 years) of the LDMA-AU membership. The Company does not record any receivables arising under these contracts due to the uncertainty of collection. Accordingly, revenues recognized do not exceed the total of the cash payments received and cash received in excess of revenue earned is recorded as deferred revenue.

The Company also sells one to four year and lifetime ("Gold Life") GPAA memberships. The majority of the memberships are for one year. Multi-year GPAA membership revenues are recognized on a straight-line basis over the life of a membership or an estimated life of 15 years for a lifetime membership. Merchandise sales for the GPAA is recognized as sales upon shipping and is included in the "Membership sales" revenue category.

Advertising revenues for The Outdoor Channel are recognized when the advertisement is aired. Advertising revenues from advertisements in the Company's bi-monthly magazine are recognized when the magazine is distributed. Subscriber fees for The Outdoor Channel are recognized in the period the programming is aired by the distributor and collection is probable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (concluded)

Revenues from the "Alaska Trip" are recognized when trips are taken in June through August each year. Revenues from outings and gold shows are recognized at the time of the event.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Impairment of Long-Lived Assets

The impairment of long-lived assets that do not have definite lives, such as property and equipment and trademarks, is recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. The Company did not record any charges for the impairment of long-lived assets in 2002 or 2001.

Earnings Per Share

The Company has presented "basic" and "diluted" earnings per common share in the accompanying consolidated statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, *Earnings per Share* ("SFAS 128"). Basic earnings per common share is calculated by dividing net income applicable to common stock by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those that could be issued upon the exercise of stock options and warrants, the payment of deferred compensation payable in common stock and the conversion of preferred stock, were issued during the period.

The computation of diluted earnings per share for 2002 and 2001 takes into account the effects on the weighted average number of common shares outstanding of the assumed exercise of all of the Company's outstanding stock options and warrants, adjusted for the application of the treasury stock method, the conversion of all of the Company's outstanding shares of preferred stock and the payment of deferred compensation. The number of shares potentially issuable at December 31, 2002 and 2001 upon the exercise of stock options that were not included in the computation of net income per share because of antidilution totaled 30,000 and 46,000, respectively.

The following table reconciles the weighted average common shares outstanding for basic earnings per share to the weighted average common shares outstanding for diluted earnings per share in 2002 and 2001:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share (concluded)

	2002 Shares	2001 Shares
Weighted average common shares outstanding	5,287,857	5,228,499
Dilutive effect of potential common shares issuable upon conversion of preferred stock		58,725
Dilutive effect of potential common shares issuable for accrued deferred compensation	134,375	134,375
Dilutive effect of potential common shares issuable upon exercise of stock options and warrants, as adjusted for the application of the treasury stock method	428,374	417,063
Diluted weighted average common shares outstanding	5,850,606	5,838,662

Treasury Stock

The Company has adopted the treasury stock method in accounting for the subsidiary's investment in the Parent. This is in accordance with ARB No. 51 "Consolidated Financial Statements", which provides that in consolidation the cost of the investment in the parent's common stock is treated as a cost of treasury shares. Since there is a minority interest in the subsidiary, the earnings per share calculation has been adjusted to reflect the subsidiary's minority shareholders as if they were indirect shareholders of the Parent.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*, provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees*. Entities electing to continue to use the intrinsic value method must make pro forma disclosures of net income or loss and earnings or loss per share as if a fair value method of accounting had been applied. The Company has elected to continue to account for its stock-based compensation to employees under APB 25.

Sale or Issuance of Stock by Subsidiary

The Company recognizes non-operating gains from sales or issuances of common stock by its subsidiaries directly to third parties where the Company's ownership percentage in the subsidiaries is reduced by the issuance of such stock and the amount received per share is more than the Company's carrying amount per share.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Investments

Pursuant to Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company's investments in marketable equity securities have been classified as available-for-sale securities and, accordingly, are valued at fair value at the end of each period. Any material unrealized holding gains and losses arising from such valuation are excluded from income and recognized, net of applicable income taxes, in other comprehensive income, a separate component of stockholders' equity, until realized. There were no realized gains and losses and there was a net unrealized gain of $3,524 in 2002.

Reclassifications

Certain amounts in the 2001 consolidated financial statements have been reclassified to conform to the 2002 presentations.

NOTE 3 – REVENUE TO BE EARNED UPON COLLECTION

As of December 31, 2002, the approximate scheduled payments to be recognized as revenue, assuming such amounts are collected in future years from existing LDMA-AU sales contracts, are as follows:

Year Ending December 31,	Amount
2003	$ 975,000
2004	833,000
2005	820,000
2006	676,000
2007	873,000
Thereafter	1,790,000
Total	$ 5,967,000

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001
Membership recreational mining properties:		
Land	$ 926,377	$ 926,377
Equipment	25,943	23,706
Buildings and improvements	557,934	533,989
	1,510,254	1,484,072
Less accumulated depreciation	(260,604)	(130,794)
Subtotals	1,249,650	1,353,278
Alaska recreational mining properties:		
Land	1,129,773	1,129,773
Buildings and improvements	519,804	493,954
Furniture and fixtures	1,184	1,184
Vehicles and equipment	1,286,583	1,213,229
	2,937,344	2,838,140
Less accumulated depreciation	(1,790,027)	(1,739,665)
Subtotals	1,147,317	1,098,475
Outdoor Channel:		
Equipment	1,918,446	1,319,944
Furniture and fixtures	130,850	174,658
Vehicles	112,056	
Leasehold improvements	344,454	80,238
	2,505,806	1,574,840
Less accumulated depreciation and amortization	(1,197,294)	(863,702)
Subtotals	1,308,512	711,138
Other equipment and leasehold improvements:		
Furniture and fixtures	40,842	37,774
Equipment	641,513	622,369
Vehicles	201,533	201,533
Leasehold improvements	73,015	51,487
	956,903	913,163
Less accumulated depreciation and amortization	(435,720)	(314,432)
Subtotals	521,183	598,731
Totals	$ 4,226,662	$ 3,761,622

NOTE 5 – LONG-TERM DEBT

Long-term debt (including stockholder loans and capital lease obligations) at December 31, 2002 and 2001 consists of the following:

	2002	2001
Note payable to a bank, collateralized by substantially all of the Company's assets, guaranteed by three major stockholders, with interest due monthly at the prime rate plus 1.00% (an effective rate of 5.25% and 5.75% at December 31, 2002 and 2001, respectively), due March 2005	$ 196,875	$ 284,375
Notes payable to individuals, collateralized by deed of trust, payable in monthly installments of $811 including interest at 8.5%, balance due January 2002, paid off in January 2002		40,677
Note payable to an individual, collateralized by first deed of trust on land, payable in monthly installments of $746 including interest at 9.5%, balance due August 2002, paid off in August 2002		32,615
Note payable to a finance company, collateralized by a motor home, payable at $520 per month including interest at 9%	42,237	44,553
Note payable to the major stockholder, collateralized by print equipment, payable at $5,000 per month including interest at 10%	14,606	70,094
Notes payable to the major stockholder, maturing in September 2004 and bearing interest at 8% (a)	577,950	435,234
Note payable to a finance company collateralized by a trailer, payable in monthly installments of $354 including interest at 9%, paid off during 2002		4,715
Note payable to a finance company, collateralized by equipment, payable in monthly installments of $670 including interest at 7.9%	2,635	10,095
Note payable to a finance company, collateralized by a vehicle, payable in monthly installments of $680 including interest at 8.9%	16,854	23,251
Note payable to a finance company, collateralized by a vehicle, payable in monthly installments of $656 including interest at 9.5%	10,965	16,975
Total notes payable	862,122	962,584
Capital lease obligations (see Note 6)	129,898	178,244
Totals	992,020	1,140,828
Less current maturities	169,223	546,337
Long-term debt	$ 822,797	$ 594,491

(a) On March 1, 2003, certain notes payable to the major stockholder including accrued interest were combined into one unsecured note payable, with an interest rate of 8% and the maturity date was extended to September 1, 2004.

NOTE 5 – LONG-TERM DEBT (concluded)

The aggregate principal payments of long-term notes and capital lease obligations in years subsequent to December 31, 2002 are as follows:

Year Ending December 31,	Amount
2003	$ 169,223
2004	733,948
2005	56,446
2006	15,098
2007	17,305
Total	$ 992,020

Interest expense on stockholder loans aggregated $ 47,137 and $51,834 in 2002 and 2001, respectively.

Bank Lines of Credit

On January 30, 2001, the Company entered into several revolving line of credit agreements with a bank. The total amount which can be drawn upon is $1,100,000 with a standby letter of credit for $140,000 issued under the line of credit. The revolvers have various interest rates ranging from .5% to 1% above the USB's reference rate and expire on various dates through March 1, 2005 and are collateralized by all the business assets. The revolvers have certain loan covenants in which the Company is in full compliance with at December 31, 2002. As of December 31, 2002, the Company had no outstanding borrowings under its revolving lines of credit.

NOTE 6 – COMMITMENTS

Operating Leases

The Company leases facilities and equipment, including access to satellites for television transmission, under non-cancelable operating leases that expire at various dates through 2010. Generally, the most significant leases are satellite leases that require escalating rental payments. Rent expense is recognized on a straight-line basis over each lease term. The excess of the expense accrued over the amounts currently payable is reflected as deferred satellite rent obligations in the accompanying consolidated balance sheets.

The Company leases its office space from a stockholder under a lease which required annual rental payments of $244,063 and $179,600 during 2002 and 2001, respectively. In October 2002, the Company renegotiated certain provisions of the lease. As a result, the Company will be leasing additional space, and its monthly rental payments will increase to approximately $20,294 per month during 2003. The lease expires on December 31, 2003.

Total rental commitments under the operating lease agreements described above for years ending subsequent to December 31, 2002 are as follows:

NOTE 6 – COMMITMENTS (concluded)

Operating Leases (concluded)

Year Ending December 31,	Amount
2003	$ 2,223,000
2004	1,840,000
2005	1,560,000
2006	1,560,000
2007	1,560,000
Thereafter	4,710,000
Total	$13,453,000

Capital Leases

The Company leases certain equipment under capital leases which expire on various dates through 2006. At December 31, 2002, the Company's future minimum lease payments are as follows:

Year Ending December 31,	Amount
2003	$ 59,481
2004	52,074
2005	28,312
2006	9,036
	148,903
Less amount representing interest at rates	
Ranging from 11% to 21.7%	(19,005)
Present value of minimum lease payments	129,898
Less current portion	(48,891)
Long-term portion	$ 81,007

The current and long-term portions of capital lease obligations are included in notes and capital lease obligations in the accompanying consolidated balance sheets (see Note 5).

NOTE 7 – INCOME TAXES

The components of the net income tax provision for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Current:		
Federal	$ 1,616,224	$ 74,428
State	453,204	123,718
Total current	2,069,428	198,146
Deferred:		
Federal	(154,812)	476,825
State	(32,455)	43,029
Total deferred	(187,267)	519,854
Totals	$ 1,882,161	$ 718,000

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	2002	2001
Deferred tax assets:		
Deferred compensation	$ 172,594	$ 175,218
Deferred revenues	561,255	393,072
Deferred rent	191,940	221,165
Current state taxes	155,109	42,113
Bad debts	66,178	78,042
Interest of shareholder loans	61,133	42,885
Other	30,349	26,469
	1,238,558	978,964
Deferred tax liabilities:		
Deferred state taxes	(73,310)	(62,275)
Fixed assets – long term	(46,111)	
Cash basis of accounting for income taxes	(66,600)	(49,313)
	(186,021)	(111,588)
Deferred tax assets, net	$ 1,052,537	$ 867,376

The provision for income taxes reflected in the accompanying consolidated statements of income are different than those computed based on the applicable statutory Federal income tax rate of 34% in 2002 and 2001 as shown below:

NOTE 7 – INCOME TAXES (concluded)

	2002	2001
Federal income tax provision at statutory income tax rate	$ 1,587,971	$ 581,286
State taxes, net of Federal benefit	277,694	110,087
Non-deductible expense	35,680	
Other	(19,184)	26,627
Provision for income taxes	$ 1,882,161	$ 718,000

NOTE 8 – EQUITY TRANSACTION

Convertible Preferred Stock

Each share of preferred stock is convertible into one share of common stock of the Company. Accordingly, there were 58,725 shares of the Company's common stock at December 31, 2001 reserved for issuance on the conversion of the outstanding preferred shares. During 2002, all of the preferred shares were retired by converting the preferred shares to common stock.

During 2002, the Company declared dividends on preferred stock for the years 2001, 2000 and 1999. The total amount of dividends paid amounted to $90,038. They were paid on February 19, 2002.

Issuances of Common Stock by the Company

During 2002, the Company issued 31,850 shares of its common stock upon exercise of stock options by ex-employees and others and received $35,601 of cash payments for 11,400 shares and $65,800 of notes receivable for 20,450 shares. The notes receivable are classified as subscriptions receivable and are further described below.

During 2001, the Company issued 5,500 shares of its common stock for the purchase of inventory items and services rendered. Accordingly, the fair value of the services of $12,000 was charged to selling, general and administrative expense in the accompanying consolidated statement of income.

Common Stock Subscriptions Receivable by the Company

On June 22, 1993, certain stockholders and other individuals exercised stock options for the purchase of a total of 104,069 shares of common stock. In connection therewith, these individuals issued promissory notes to the Company whereby they are obligated to pay a total of $221,250, plus interest at 4% per annum, on June 30, 1999. The due date for the payment of these notes has been extended several times through June 30, 2003. During 2002, one of the subscribers provided the Company with consulting services with a fair value of $32,000 and the Company offset its payable for the services against subscriptions receivable of $25,000 and accrued interest receivable of $7,000.

During 2002, the Company received $65,800 of notes receivable upon exercise of stock options by ex-employees for 20,450 shares. The notes receivable bear interest at 5% per annum, are collateralized by 10,225 shares of the Company's common stock and are due in May 2004. The notes receivable have been included in common stock subscriptions receivable as of December 31, 2002.

NOTE 8 – EQUITY TRANSACTION (continued)

The Company's Stock Option Plans

The Company has three stock option plans: Stock Option Plan 1 ("Plan 1"), Stock Option Plan 2 ("Plan 2") and the 1995 Stock Option Plan (the "1995 Plan"). It also may grant stock options that are not covered under any of the stock option plans. A summary of the status of the Company's three stock option plans and the other options granted outside of the plans as of December 31, 2002 and 2001 and changes during the years then ended is presented in the table that follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	697,450	$3.12	678,000	$2.79
Options granted	50,000	9.32	56,000	7.29
Options exercised	(31,850)	3.28		
Options canceled or expired	(15,400)	4.53	(36,550)	3.56
Options outstanding at end of year	700,200	$3.57	697,450	$3.12

	2002	2001
Option price range at end of year	$2.25 - $10.00	$2.25 - $8.00
Options available for grant at end of year	167,650	202,250
Weighted-average fair value of 20,000 and 56,000 options granted during the year with an exercise price equal to the market price at the date of grant	$5.70	$4.35
Weighted-average fair value of 30,000 options granted during the year with an exercise price greater than the market stock price at the date of grant	$6.02	

NOTE 8 – EQUITY TRANSACTION (continued)

The Company's Stock Option Plans (concluded)

The following table summarizes information about stock options outstanding at December 31, 2002, all of which are at fixed prices:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.25 - $2.50	350,000	0.4 years	$2.33	350,000	$2.33
$3.00 - $3.25	164,200	1.3 years	$3.02	164,200	$3.02
$3.50 - $4.00	94,000	2.0 years	$3.77	70,500	$3.77
$8.00 -$10.00	92,000	3.6 years	$8.72	40,500	$8.41
	700,200		$3.57	625,200	$3.12

Changes in Outstanding Outdoor Channel Common Shares and Shares owned by the Company

The changes in the number of outstanding common shares of The Outdoor Channel and the changes in the number of shares and the percentage owned by the Company during 2002 and 2001 are summarized below:

	Outdoor Channel Common Shares Outstanding	Owned by the Company	
		Shares	Percent
Balance January 1, 2002 and December 31, 2001	10,524,018	8,817,916	84%
Effects of shares issued in 2002 by The Outdoor Channel	18,492		
Balance December 31, 2002	10,542,510	8,817,916	84%

During 2002, The Outdoor Channel issued 18,492 shares at prices ranging from $1.50 to $5.00 per share to board members and employees for services performed and the exercise of stock options. The Company recorded gains from issuance of the shares of $46,786 in 2002. It also recorded increases in minority interests as a result of such issuances of $6,457.

NOTE 8 – EQUITY TRANSACTION (continued)

The Outdoor Channel's Stock Option Plan

During 1997, The Outdoor Channel established a stock option plan (the "1997 Plan") under which it may grant incentive and non-qualified stock options to its employees, directors, consultants and service providers to purchase up to an aggregate of 3,000,000 shares of its common stock at an exercise price determined by the administrator subject to one of the following: (a) the exercise price of an incentive option shall not be less than 100% of the fair market value of the common stock at the date of the grant; and (b) the exercise price of a non-qualified option shall not be less than 85% of the fair market value of the common stock at the date of the grant.

A summary of the status of the Outdoor Channel's stock option plan at December 31, 2002 and 2001 and changes during the years then ended is presented in the table below:

	2002		2001	
	Shares or Price Per Share	Weighted Average Exercise Price	Shares or Price Per Share	Weighted Average Exercise Price
Options outstanding at beginning of year	2,505,000	$1.60	2,501,460	$1.55
Options granted			8,000	5.00
Options exercised	(3,500)	1.50		
Options cancelled	(9,500)	1.50	(4,460)	2.00
Options outstanding at end year	2,492,000	$1.59	2,505,000	$1.60
Option price range at end of year	$1.50-$5.00		$1.50-$5.00	
Options available for grant at end of year	504,500		495,000	
Weighted average fair value of options granted during the year			$1.11	

NOTE 8 – EQUITY TRANSACTION (continued)

The Outdoor Channel's Stock Option Plan (concluded)

The following table summarizes information about the Outdoor Channel's stock options outstanding at December 31, 2002, all of which are at fixed prices:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$1.50	2,250,000	4.9 years	2,250,000
$1.50	34,000	1 year after termination	34,000
$2.50	200,000	5.2 years	200,000
$5.00	8,000	3.2 years	4,000
	2,492,000		2,488,000

Additional Required Disclosures Related to the Stock Option Plans of the Company and the Outdoor Channel

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for the stock options granted by either the Company or The Outdoor Channel to their employees. The Company's historical net income and earnings per common share and pro forma net income and earnings per share assuming compensation cost had been determined in 2002 and 2001 based on the fair value at the grant date for all awards by the Company and The Outdoor Channel consistent with the provisions of SFAS 123 are set forth below.

	2002	2001
Net income:		
As reported	$ 2,295,029	$ 810,888
Pro forma	$ 2,100,263	$ 695,469
Basic earnings per share:		
As reported	$ 0.42	$ 0.16
Pro forma	$ 0.40	$ 0.13
Diluted earnings per common share:		
As reported	$ 0.38	$ 0.14
Pro forma	$ 0.36	$ 0.12

NOTE 8 – EQUITY TRANSACTION (concluded)

Additional Required Disclosures Related to the Stock Option Plans of the Company and The Outdoor Channel(concluded)

The fair value of each option granted by the Company and The Outdoor Channel in 2002 and 2001 was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

	2002	2001
Risk-free interest rate	4.65%	5.04%
Dividend yield	0%	0%
Expected life of the option (years):		
The Company	5	4-5
The Outdoor Channel		5
Volatility factor	83%	76%

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has an agreement with a director, who is also one of its officers, pursuant to which it is compensating the officer at the current rate of $11,250 per month for legal and certain other services. During 2002, all was paid in cash. Prior to 2002, a portion of the compensation had to be paid each month in cash and the remainder was deferred. The deferred portion may be paid by the Company in cash or shares of the common stock of the Company and/or The Outdoor Channel at a future date, at the election of the director. If payments are in the form of shares, such payments shall be based on the market value of the shares at the time the services were rendered. Deferred compensation under the agreement totaled $317,750 as of December 31, 2002 and 2001. If payment was made of the entire deferred compensation balance in the form of shares at December 31, 2002, the Company and The Outdoor Channel would have been required to issue 134,375 and 125,726 shares, respectively, to satisfy their obligations to the director as of that date.

NOTE 10 - SEGMENT INFORMATION

The Company follows the provisions of Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"). Pursuant to the provisions of SFAS 131, the Company is reporting segment information in the same format reviewed by the Company's chief operating decision maker. The Company segregates its business activities into the major areas that generate revenues. LDMA-AU and GPAA membership sales and related activities are reported separately as they deal with recreational prospecting and rights to use land and facilities for camping and recreational vehicle parking. Trips and outings constitute another business activity of the Company whereby members can participate in a group prospecting activity at a Company site, usually lasting for a week or less. The annual Alaska Trip, included in this category, allows members to travel to the Company's Alaska property from one to six weeks to participate in prospecting activities. The Outdoor Channel is a separate business activity whereby the subsidiary broadcasts television programming on "The Outdoor Channel" 24 hours a day, seven days a week, and recognizes advertising and subscription revenues.

NOTE 10 - SEGMENT INFORMATION (concluded)

Information with respect to these reportable business segments for the years ended December 31, 2002 and 2001 are as follows:

	Revenues	Income Before Income Taxes	Total Assets	Depreciation And Amortization	Additions to Property, Plant and Improvements
2002					
Trips and Outings	$ 707,228	$ 90,295	$ 3,012,874	$ 50,361	$ 99,204
The Outdoor Channel	16,680,027	4,457,334	7,476,458	341,032	930,966
Membership and merchandise sales	4,005,690	73,827	1,340,671	258,239	69,922
Totals	$ 21,392,945	$ 4,621,456	$ 11,830,003	$ 649,632	$ 1,100,092
2001					
Trips and Outings	$ 921,366	$ 253,930	$ 3,124,974	$ 49,855	$ 162,395
The Outdoor Channel	12,155,083	1,376,478	4,852,683	224,088	257,702
Membership and merchandise sales	4,157,088	79,262	1,236,487	297,451	266,403
Totals	$ 17,233,537	$ 1,709,670	$ 9,214,144	$ 571,394	$ 686,500

Intersegment sales amounted to $384,800 for the years ended December 31, 2002 and 2001.

During 2002 and 2001, one customer of The Outdoor Channel generated approximately 11% of total revenues. Accounts receivable from the one customer represented approximately 25% of total accounts receivable at December 31, 2002.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of its cash and cash equivalents, accounts receivable, accounts payable, long-term debt, capital lease obligations and related party receivables and payables. The carrying amounts of the Company's financial instruments generally approximated their fair values at December 31, 2002 and 2001. The fair market value of financial instruments classified as current assets or liabilities approximated their carrying value due to the short-term maturity of the instruments. It is not practicable to obtain the fair value of the Company's related party receivables and payables, as market comparable information is not available for such instruments.

NOTE 12 – CONTINGENCIES

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company reduces credit risk by placing its temporary cash investments with major financial institutions with high credit ratings. At December 31, 2002, the Company had cash balances of approximately $3,130,000 with major financial institutions in certain investment accounts which were not covered by the Federal Deposit Insurance Corporation.

NOTE 12 – CONTINGENCIES (concluded)

The Company reduces credit risk related to accounts receivable by routinely assessing the financial strength of its customers and maintaining an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information that management believes will adequately provide for credit losses.

During 2002, the Company entered into a contract to sponsor a driver in ten professional car races to be held during 2002 and 2003. As amended, the contract calls for a total sponsorship price of $525,000 for the ten races of which the Company had paid $200,000 during 2002. The remainder of the amount due is contingent on whether the Company's sponsored driver qualifies for the upcoming races during 2003.

NOTE 13 – 401(K) SAVINGS PLAN

The Company has adopted a 401(k) Plan (the "401(k) Plan"). The Company is required to make matching contributions to the 401(k) Plan in the amount of 50% of the first 6% of wages deferred by each participating employee. During 2002 and 2001, the Company incurred a total charge of approximately $46,600 and $48,393 for employer matching contributions, respectively.

* * *

GLOBAL OUTDOORS, INC.

BOARD OF DIRECTORS AND FOUNDERS



PERRY T. MASSIE
Chief Executive Officer, President,
[C]hairman of the Board, Co-President
and Chairman of the Board of
The Outdoor Channel



WILMA MASSIE
Founder



THOMAS H. MASSIE
Executive Vice President,
Secretary
and Vice Chairman of the Board


GLOBAL
OUTDOORS, INC.



RICHARD K. DICKSON II
Chief Operating Officer, Chief
Financial Officer, General
Counsel and Director


THE
OUTDOOR
CHANNEL

CORPORATE OFFICERS AND SENIOR MANAGEMENT



ANDREW J. DALE
Chief Executive Officer and
[C]o-President of The Outdoor Channel



WADE SHERMAN
Senior Vice President of Programming
of The Outdoor Channel



JACOB J. HARTWICK
Executive Vice President of
The Outdoor Channel



AMY L. HENDRICKSON
[Sen]ior Vice President of Affiliate Sales &
[M]arketing of The Outdoor Channel



MARK C. CORCORAN
Controller



GREG HARRIGAN
Vice President of Advertising of
The Outdoor Channel


THE
OUTDOOR
CHANNEL
33
OUTDOOR CHANNEL
WIX
MOROSO
JESEL

GLOBAL
OUTDOORS, INC.

OUTDOOR CHANNEL

THE
OUTDOOR
CHANNEL

YAMAHA


www.outdoorchannel.com
THE
OUTDOOR
CHANNEL